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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*
                          ALPHA HOSPITALITY CORPORATION

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   020732-20-2

                                 (CUSIP Number)

                              Scott Kaniewski, CFO
                          Alpha Hospitality Corporation
                            707 Skokie Blvd  Ste 600
                              Northbrook, IL  60062
                                 (847) 418-3804

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 10, 2002

             (Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or
     240.13d-1(g), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 020732-20-2

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).         Robert A. Berman

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) x
         (b)

      3. SEC Use Only



      4. Source of Funds (See Instructions)  OO

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) .................

      6. Citizenship or Place of Organization   United States of America

Number of Shares
Beneficially
Owned by
Each
Reporting
Person With

         7. Sole Voting Power                 2,326,857

         8. Shared Voting Power                 575,874

         9. Sole Dispositive Power                  600

         10 Shared Dispositive Power            575,874


     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         2,969,330

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13. Percent of Class Represented by Amount in Row (11)         60.56%


     14. Type of Reporting Person (See Instructions)
         IN

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No 020732-20-2

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Philip Berman

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) x
         (b)

      3. SEC Use Only



      4. Source of Funds (See Instructions)      OO



      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) .................

      6. Citizenship or Place of Organization   United States of America

Number
of
Shares
Beneficially
Owned by Each
Reporting
Person
With
         7. Sole Voting Power                                  0

         8. Shared Voting Power                          575,874

         9. Sole Dispositive Power                             0

         10 Shared Dispositive Power                     575,874


     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         575,874

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) ...........

     13. Percent of Class Represented by Amount in Row (11)        11.75%

  14.    Type of Reporting Person (See Instructions)
         IN



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No 020732-20-2

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Scott A. Kaniewski

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) x
         (b)

      3. SEC Use Only



      4. Source of Funds (See Instructions)
         OO

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) .................

      6. Citizenship or Place of Organization     United States of America

Number
of
Shares
Beneficially
Owned by Each
Reporting
Person
With
         7. Sole Voting Power                            0

         8. Shared Voting Power                    575,874

         9. Sole Dispositive Power                       0

         10 Shared Dispositive Power               575,874


     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         575,874

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) ...........

     13. Percent of Class Represented by Amount in Row (11)         11.75%

     14. Type of Reporting Person (See Instructions)
         IN





The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 020732-20-2

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Watertone Holdings, LP

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) x
         (b)

      3. SEC Use Only



      4. Source of Funds (See Instructions)
         OO

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) .................

      6. Citizenship or Place of Organization   United States of America

Number
of
Shares
Beneficially
Owned by Each
Reporting
Person
With
         7. Sole Voting Power                                0

         8. Shared Voting Power                        575,874

         9. Sole Dispositive Power                           0

         10 Shared Dispositive Power                   575,874


     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         575,874

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) ...........

     13. Percent of Class Represented by Amount in Row (11)        11.75%

     14. Type of Reporting Person (See Instructions)
          PN


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.   020732-20-2

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         BKB, LLC

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) x
         (b)

      3. SEC Use Only



      4. Source of Funds (See Instructions)
         OO

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) .................

      6. Citizenship or Place of Organization   United States of America

Number
of
Shares
Beneficially
Owned by Each
Reporting
Person
With
         7. Sole Voting Power                                 0

         8. Shared Voting Power                         575,874

         9. Sole Dispositive Power                            0

         10 Shared Dispositive Power                    575,874


     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         575,874

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) ...........

     13. Percent of Class Represented by Amount in Row (11)         11.75%

     14. Type of Reporting Person (See Instructions)
         OO



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 020732-20-0

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         New York Gaming, LLC

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) x
         (b)

      3. SEC Use Only


      4. Source of Funds (See Instructions)
         OO

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) .................

      6. Citizenship or Place of Organization    United States of America

Number
of
Shares
Beneficially
Owned by Each
Reporting
Person
With
         7. Sole Voting Power                             0

         8. Shared Voting Power                      575,874

         9. Sole Dispositive Power                         0

         10 Shared Dispositive Power                 575,874


     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         575,874

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) ...........

     13. Percent of Class Represented by Amount in Row (11)       11.75%

     14. Type of Reporting Person (See Instructions)
         OO



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

This Amendment No. 2 amends the Schedule 13D originally filed on March 22, 2002 (the "Original Schedule 13D") and Amendment No. 1 filed on May 8, 2002, by Robert A. Berman, Scott A. Kaniewski, Philip Berman, Watertone Holdings, LP, BKB, LLC and New York Gaming, LLC (the "Reporting Persons"), which related to the Common Stock, $.01 par value per share (the "Common Stock"), of Alpha Hospitality Corporation (the "Company"), a Delaware corporation. The purpose of this Amendment No. 2 is to amend Items 3, 5 and 6 with the issuance to Reporting Person Robert A. Berman of a proxy containing additional voting rights and to Reporting Person's Philip Berman, Scott A. Kaniewski, Watertone Holdings, LP, BKB, LLC and New York Gaming, LLC in regards to the termination of the right to vote one time on a single matter. The information contained in the Original
Schedule 13D with respect to each of the other Reporting Persons is not affected by this amendment.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof.

On December 10, 2002, the Company, Alpha Monticello, Inc, Bryanston Group, Inc. ("Bryanston"), Stanley Tollman, Beatrice Tollman and Monty Hundley entered into a Recapitalization Agreement. As part of this agreement, Bryanston and Beatrice Tollman granted Robert A. Berman a three year, irrevocable proxy to vote all of the common shares subject to the agreement, with full powers of substitution and revocation. The agreement gives Mr. Berman full power in his sole discretion to vote Bryanston's 2,326,857 and 66,000 shares owned by Beatrice Tollman. Further, Bryanston revoked any proxy in effect as of the dated of the agreement therefore the April 30, 2002 agreement, and any other, between it and Robert A. Berman has been terminated. As a result of the agreement and the termination of all other proxies, Philip Berman, Scott A. Kaniewski, Watertone Holdings, LP, BKB, LLC and New York Gaming, LLC rights to vote one time on a single matter has also been terminated. The parties entered into the Recapitalization Agreement to address the potential regulatory issues that the Company will face as it moves forward. (See the Company's Form 8-K, filed with the Securities and Exchange Commission on April 18, 2002 and Form 8-K filed with the Securities and Exchange Commission on December 12, 2002).



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended in its entirety, as follows:

  (a) The foregoing is based upon 4,903,117 shares of the Common Stock outstanding on the date hereof, as reported to the Reporting Persons by the Company.

     As discussed more fully in Item 5(b) below, Robert A. Berman beneficially owns 2,969,330 shares of the Common Stock, representing 60.56% of the class.

     As discussed more fully in Item 5(b) below, Scott A. Kaniewski, Philip Berman, Watertone Holdings, LP, BKB, LLC and New York Gaming, LLC each beneficially owns 575,874 shares of the Common Stock, representing 11.75% of the class.

  (b)  New York Gaming, LLC holds 575,874 shares of the Common Stock.
     Watertone Holdings, LP is the Manager of New York Gaming, LLC. BKB, LLC is the General Partner of Watertone Holdings, LP. Robert A. Berman, Scott A. Kaniewski and Philip Berman shares control of BKB, LLC. As a result, each of the Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of all 575,874 shares of the Common Stock held by New York Gaming, LLC.

     Robert A. Berman has sole power to vote 2,969,330 shares of the Common Stock, representing 60.56% of the class. Robert A. Berman does not have any power to dispose or to direct the disposition of any of Bryanston's and Beatrice Tollman's shares. Robert A. Berman disclaims beneficial ownership of such shares for any purpose other than voting.

     In addition to the foregoing, Robert A. Berman has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 600 shares (less than 1% of the class).

  (c) Except as disclosed in Item 3 above, none of the Reporting Persons has made any transactions in the Common Stock during the past sixty days.

  (d)  None

  (e)  Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.


Item 6 of the Original Schedule 13D is hereby amended in its entirety, as follows:

Pursuant to a Tag-Along Agreement, dated as of March 12, 2002, by and between Bryanston and Watertone Holdings, LP, Bryanston granted Watertone Holdings, LP the right, for up to 3 years, to participate in any sales by Bryanston of the Company's Common Stock, subject to certain minor exceptions.

On December 10, 2002, the Company, Alpha Monticello, Inc, Bryanston Group, Inc.,
Stanley   Tollman,   Beatrice  Tollman  and  Monty  Hundley   entered   into   a
Recapitalization Agreement, as discussed more fully in Item 3 above.

Except   as   otherwise  described  herein,  there  exists  no  other  contract, arrangement, understanding or relationship (legal or otherwise) between any Reporting Person and any other person or entity with respect any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Recapitalization Agreement dated December 10, 2002 between Alpha Hospitality Corporation, Alpha Monticello, Inc., Bryanston Group, Inc., Stanley Tollman, Beatrice Tollman and Monty Hundley. (incorporated by reference - filed as an exhibit to Form 8-K with the Securities and Exchange Commission by the Company on December 11, 2002).

                                    Signature

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2002

/s/ Robert A. Berman
Robert A. Berman

/s/ Philip Berman
Philip Berman

/s/ Scott A. Kaniewski
Scott A. Kaniewski

Watertone Holdings, LP
By: BKB, LLC, Its General Partner
By: /s/ Robert A. Berman
Robert A. Berman
Its Managing Member


BKB, LLC
By: /s/ Robert A. Berman
Robert A. Berman
Its Managing Member

New York Gaming, LLC
By: Watertone Holdings LP, Its General Partner
By: /s/ Robert A. Berman
Robert A. Berman
Its Managing Member